
02006045

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220


RECEIVED
FEB 2 7 2002

OMB APPROVAL
OMB = 1505-0100
Expires: September 1999

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37775

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G.X. CLARKE & CO.


G-405

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place - Suite 1005
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benedict J. Fargione (201) 200-3600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

DELOITTE & TOUCHE LLP

2 World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

SEC 1410 (11-84)

AFFIRMATION

I, Benedict J. Fargione, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to G.X. Clarke & Co. for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner or principal officer has any proprietary interest in any account classified solely as that of a customer.

[signature] 1/29/02

Signature Date

Benedict J. Fargione Partner

Name Title

Sworn to and subscribed before me this 29 day of Jan, 2002

[signature] Gloria C. Cohen

Notary Public

GLORIA C. COHEN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/6/2006

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C.
365
SECTION

INDEPENDENT AUDITORS' REPORT

G.X. Clarke & Co.:

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2001 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.X. Clarke & Co. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 29, 2002

G.X. CLARKE & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 807,000
Receivable from brokers and dealers		210,524,000
Receivable from customers		23,414,000
Securities purchased under agreements to resell, including accrued interest		511,120,000
U.S. Government and agency securities owned - at market value:		
Pledged as collateral	$ 293,861,000	
Other	69,642,000	363,503,000
Interest receivable on securities owned		1,586,000
Furniture, fixtures and leasehold improvements, net of accumulated depreciation and amortization of $ 624,000		395,000
Other assets		618,000
TOTAL ASSETS		$1,111,967,000

LIABILITIES AND PARTNERS' EQUITY

Bank loan	$ 630,000
Payable to brokers and dealers	294,692,000
Payable to customers	16,355,000
Securities sold under agreements to repurchase, including accrued interest	569,290,000
U.S. Government and agency securities sold but not yet purchased - at market value:	209,548,000
Interest payable on securities sold but not yet purchased	1,527,000
Other liabilities and accrued expenses	1,892,000
	1,093,934,000
Subordinated liabilities	3,000,000
PARTNERS' EQUITY	15,033,000
TOTAL LIABILITIES AND PARTNERS' EQUITY	$1,111,967,000

See notes to statement of financial condition.

G.X. CLARKE & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. INTRODUCTION AND BASIS OF PRESENTATION

The Company - G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker/dealer in U.S. Government and agency securities under the Government Securities Act of 1986. Securities transactions, including when-issued securities and delayed delivery contracts on U.S. Government and agency securities, are reported on a trade date basis.

Basis of Financial Information - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned and securities sold but not yet purchased (securities sold short) are stated at market value.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in the respective agreements. In connection with these transactions and securities borrowing and lending arrangements, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such transactions in accordance with general industry guidelines. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Furniture and fixtures, office equipment and leasehold improvements are recorded at cost. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the related lease.

Federal, state and local income taxes are not provided on profits of the Company, as partners are individually liable for their own tax payments.

New Accounting Pronouncements - In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 138 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. The adoption of SFAS No. 133 and SFAS No. 138 did not have a material impact on the Company's financial position.

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," it provides new guidelines for reporting financial assets transferred as collateral and the derecognition of financial assets, in particular transactions involving the use of special purposes entities. SFAS No. 140 prescribes additional disclosures for collateral transactions and for securitization transactions accounted for as sales. The new guidelines for collateral transactions were effective for fiscal years ending after December 15, 2000, while the new guidelines for the derecognition of financial assets were effective for transfers made after March 31, 2001. The adoption of SFAS No. 140 did not have a material impact on the Company's financial position.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amounts shown represent money balances receivable from and payable to customers in connection with U.S. Government and agency securities transactions. The receivables are collateralized by securities held by the Company, the value of which is not reflected in the accompanying financial statement.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

U.S. Government and agency securities owned and sold but not yet purchased, consist of the Company's proprietary trading accounts at market value, as follows:

	Securities owned	Securities sold, but not yet purchased
Securities maturing in:		
Less than one year	$259,961,000	$110,434,000
One year but less than five years	50,917,000	56,931,000
Five years or longer	52,625,000	42,183,000
	$363,503,000	$209,548,000

U.S. Government and agency securities owned and sold but not yet purchased are reported on a trade date basis. The Company may pledge its securities owned to collateralize repurchase agreements and other securities financing. At December 31, 2001, on a settlement date basis, U.S. Government and agency securities owned were valued at approximately $404,000,000, of which approximately $321,000,000 was pledged as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral. Approximately $27,000,000 of the securities pledged were sold prior to December 31, 2001 for settlement in 2002, resulting in securities pledged on a trade date basis of approximated $294,000,000.

In addition, the Company has pledged securities owned valued at approximately $65,000,000 as collateral for a tri-party repurchase agreement. These securities have not been separately reclassified on the statement of financial condition since the counterparty does not have the right to sell or repledge the collateral.

5. SECURITIES FINANCING TRANSACTIONS

At December 31, 2001, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase and securities lending agreements with customers and other broker dealers. The fair value of such collateral at December 31, 2001, is approximately $581,000,000. In the normal course of business this collateral is used by the Company to cover short sales and to obtain financing in the form of repurchase and securities lending agreements and secured bank loans. At December 31, 2001, substantially all of the above collateral has been delivered against securities sold short or repledged by the Company to obtain financing.

At December 31, 2001, the Company had borrowed U.S. Government and agency securities with a market value of approximately $72,000,000 which were collateralized by U.S. Government and agency securities having approximately the same market value. The securities borrowed and the collateral pledged are treated as an off-balance-sheet transaction and are reflected in the amounts reported in the preceding paragraph.

6. BANK LOAN

At December 31, 2001, the Company had an overnight bank loan outstanding of $630,000 at an interest rate of 2.375%, which was collateralized by U.S. Government and agency securities having a market value of approximately the same amount.

7. 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($10,500 for fiscal year 2001). The Company intends to match annual partner and employee contributions to the Plan at the lesser of $10,200 or 6% of participating partners' or employees' compensation.

8. COMMITMENTS

The Company leases office space under two operating leases, both of which expire June 30, 2006. The Company's primary lease provides for a five-year renewal at the Company's option.

At December 31, 2001, the minimum future rental commitments under the operating leases were as follows:

2002	$ 466,000
2003	466,000
2004	466,000
2005	466,000
2006	233,000
	$2,097,000

The Company's primary lease additionally contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

9. LIQUID CAPITAL REQUIREMENT

As a registered broker/dealer in U.S. Government and agency securities, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital rule provides that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2001, the Company had liquid capital of $16,797,000, excess liquid capital (as defined) of $14,834,000 and total haircuts of $1,636,000. The Company's ratio of liquid capital to total haircuts was 10.3 to 1.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker/dealer in U.S. Government and agency securities the Company is engaged in various securities trading, borrowing and lending activities servicing primarily institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and market risk associated with the sale of securities not yet purchased, can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of nonperformance and unfavorable market price movements the Company may be required to purchase or sell financial instruments which may result in a loss to the Company.

The Company does not anticipate nonperformance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business.

In the normal course of business, the Company enters into transactions involving futures contracts for trading purposes and to manage the Company's exposure to market and other risks. This activity is transacted on a margin basis through a futures commission merchant. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held.

11. FAIR VALUE DISCLOSURE

The following disclosure on the estimated fair value of financial instruments is made in accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments.*

Assets recorded at market or fair value include cash and securities owned. Liabilities recorded at market or fair value include securities sold but not yet purchased. The market value of securities owned and securities sold but not yet purchased is determined by market quotes.

Financial instruments recorded at amounts that approximate market or fair value include short-term lending and borrowing agreements including a substantial portion of the Company's debt. Due to the short-term nature of many of these instruments or their variable interest rates, their market values are not materially sensitive to shifts in market interest rates. Assets in this category include securities purchased under agreements to resell, receivables from brokers and dealers and customers, and interest. Liabilities in this category include bank loan, securities sold under agreements to repurchase, payables to brokers and dealers and customers, interest and subordinated liabilities.

Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value represent substantially all recorded assets and liabilities.

12. SUBORDINATED LIABILITIES

At December 31, 2001, the Company had subordinated loan agreements outstanding totaling $3,000,000 with seventeen partners and employees of the Company. The loans pay variable interest based on the prime rate and mature at various dates in the years 2003, 2004 and 2005.

These loans are available to the Company in computing its liquid capital pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

January 29, 2002

G.X. Clarke & Co.
10 Exchange Place - Suite 1005
Jersey City, N.J. 07302

Dear Sirs:

In planning and performing our audit of the financial statements of G.X. Clarke & Co. (the "Company") for the year ended December 31, 2001, on which we issued our report dated January 29, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

G.X. CLARKE & CO.
(SEC I.D. No. 8-37775)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with Section 405.2
of the Regulations Pursuant to Section 15C
of the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT